UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period fromto

Commission File Number: 000-54835

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

MALVERN BANK, NATIONAL ASSOCIATION

EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN and TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Malvern Bancorp, Inc.

42 East Lancaster Avenue

Paoli, Pennsylvania 19301

Malvern Bank, National Association

Employees’ Savings & Profit Sharing Plan and Trust

Form 11-K Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2018.

Pittsburgh, Pennsylvania

June 29, 2020

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Statements of Net Assets Available For Benefits

	December 31,
	2019	2018
Assets:
Investments, at fair value	$6,688,761	$5,218,604
Notes receivable from participants	104,534	114,191
Non-interest-bearing cash	175	30,426
Total assets	6,793,470	5,363,221

Liabilities:
Excess contributions payable	24,952	2,813
Total liabilities	24,952	2,813

Net assets available for benefits	$6,768,518	$5,360,408

See the accompanying notes to the financial statements.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available For Benefits

For the Year Ended
December 31, 2019
Investment Income:
Net appreciation in fair value of investments	$992,431
Dividend income	53,566
Total investment income	1,045,997

Interest income on notes receivable from participants	6,364

Contributions:
Participants	402,412
Employer	140,917
Rollovers	18,988
Total contributions	562,317
Total additions	1,614,678

Deductions:
Benefits paid to participants	154,625
Administrative and other expense	51,943
Total deductions	206,568

Net increase in net assets available for benefits	1,408,110

Net assets available for benefits, beginning of year	5,360,408

Net assets available for benefits, end of year	$6,768,518

See the accompanying notes to the financial statements.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

1.	Description of Plan

General

The Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust, as amended, (the “Plan”), is a defined contribution plan covering all eligible employees of Malvern Bank, National Association (the “Employer” or “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Eligibility

Employees are eligible to make elective deferral contributions on the first day of the calendar month, coincident with or next following the date when they have attained age 18 and completed one month of service, measured from the date of hire, provided that they are an eligible employee at the end of that period.

For employer matching contributions, employees must have attained age 18 and completed six months of service, provided that they are an eligible employee at the end of that period.

Contributions

Participants may contribute an amount up to 50% of pretax annual compensation, as defined in the Plan document. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants 50 years of age or older may make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer will contribute an amount equal to 50% of the participant’s contributions up to 6% of eligible compensation.

Vesting

Participants are 100% vested in all contributions plus actual earnings, including unrealized income or losses thereon.

Payment of Benefits

A participant’s interest in the Plan’s assets are not distributable until the participant terminates employment, reaches retirement age as defined by the Plan document, dies or becomes permanently disabled. At that time, the participant may receive lump-sum amount equal to the value of his or her account.  If the value of a participant’s balance does not exceed $1,000, the distribution is automatically made.  If such interest is greater than $1,000, then the participant may elect to defer distribution.  However, the plan administrator will distribute the balance in a lump sum without participant’s consent at the time that payments must begin under applicable federal law - generally the April 1 following the later of the calendar year in which the participant attains age 70-1/2 or terminates employment.  Special rules apply to participants who are deemed to own more than 5% of the Company. For additional information see Note 7 of the Notes to the Financial Statements.

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s contribution and allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Investments are participant-directed.

Administrative Expenses

Various expenses related to the administration of the Plan are paid by the Plan Sponsor and partly by participants. A participant's share of these expenses is allocated on a pro rata basis. The participant’s share of these expenses is based on the value of the participant’s account balance over the total assets in the Plan.

Administrative expenses are deducted from participant accounts on a quarterly basis from all funds except the Common Stock Fund. The rate for the Plan is determined quarterly based on the following tiered schedule for the total assets in the Plan: 0.50% on the first $6,000,000 and 0.35% on assets over $6,000,000.

Notes Receivable from Participants

The Plan permits participants to borrow from their account balance. A participant is permitted to borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of his or her account balance, or $50,000. Loans must be repaid over a period not extending beyond five years from the date of the loan, unless such loan is used to acquire a dwelling unit that, within a reasonable time (determined at the time the loan is made), will be used as the principal residence. The maximum loan term for a principal residence loan is 20 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the current prime rate plus 1 percent. The interest rate was between 4.25% and 6.50% on existing loans at December 31, 2019. For additional information see Note 7 of the Notes to the Financial Statements.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants may elect to have distributions paid directly or transferred to another eligible retirement plan or individual retirement account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities reported in the financial statements. Actual results could differ from those estimates.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus accrued unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and expensed as incurred. Delinquent notes receivable from participants are treated as distributions based on the terms of the Plan Agreement.  No allowances for credit losses have been recorded as of December 31, 2019 and 2018.

Concentration of Credit Risk

As of December 31, 2019 and 2018, the Plan had investments of $2,580,503 and $2,147,188, respectively, that were concentrated in three funds.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Recent Accounting Standard

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Management is currently assessing the impact that ASU No. 2018-13 will have on the Plan's financial statements.

3.	Fair Value Measurements

The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1: includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

•	Level 2: observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3:  includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the year ended December 31, 2019.

•	Common stock: The Malvern Bancorp, Inc. common stock is traded on a national exchange and is valued using the last trading price on the last business day of the plan year.

•	Exchange traded funds: Exchange traded funds are valued at quoted market price from a national securities exchange.

•

Mutual funds: Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the Plan year. These values represent the net asset values (“NAV”) of shares held by the Plan.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Mutual funds	$1,066,413	$1,066,413	$—	$—
Exchange traded funds	1,856,904	1,856,904	—	—
Common stock	280,613	280,613	—	—
Common collective trust funds*	3,484,831	—	—	—
Total investments	$6,688,761	$3,203,930	$—	$—

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Mutual funds	$749,677	$749,677	$—	$—
Exchange traded funds	1,324,279	1,324,279	—	—
Common stock	249,170	249,170	—	—
Common collective trust funds*	2,895,478	—	—	—
Total investments	$5,218,604	$2,323,126	$—	$—

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NAV as Fair Value

The common collective trust funds are comprised of units that are not publicly traded.  The underlying assets in these funds are valued where applicable on exchanges and price quotes for the assets held by the fund when readily available.  When current market prices or quotations are not available, valuations are determined using valuation models adopted by the funds’ trustee or other inputs principally from or corroborated by observable market data.  The common collective trust funds are valued at their NAV on the last day of the calendar year of the period; as a result, these investments are not classified within the fair value hierarchy.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

The Plan’s investment in common collective trust funds are valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the funds’ trustee based on the current market values of the underlying assets of the common collective trust funds as based on information reported by the investment advisor using the audited financial statements of the common collective trust funds at year end.  The Plan held the following common collective trust funds at December 31, 2019 as described below:

The objective of the Wilmington Trust Collective Investment Trust III, a common collective trust fund, is to provide safety and preservation of principal and accumulated interest for participant-initiated transactions.  The interest credited to balances in this fund will reflect both current market conditions and performance of the underlying investments in this fund.  This fund invests entirely in the MetLife Group Annuity Contract 25554 which consists of separately managed investment portfolios directed by Wilmington Trust, N.A.  This fund is a bank collective trust fund for which Wilmington Trust, N.A. serves as the trustee of the fund and maintains ultimate fiduciary authority over the management of, and investments made in, the fund.  This fund is not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The objective of the Bell Rock Capital Common Collective Trust Funds is to provide asset allocation portfolios for plan participants. These risk-based models are actively managed and rebalanced to maintain the portfolio’s risk/reward characteristics. MidAtlantic Trust Company manages unitization of selected model strategies subject to the terms of its custodial agreement with the Plan Sponsor.  The Plan Sponsor agrees to price and execute trades at the computed net asset value as established by MidAtlantic Trust Company.  The unitization formula is comprised of a weighting of the underlying holdings published closing prices and the cash liquidity of the account.  The unitization formula adjusts for external cash flows (i.e. purchase/redemption of units), daily accrual of fees, and underlying investment transactions/income. These funds are not FDIC-insured or registered with the Securities and Exchange Commission. There are no unfunded commitments.

The following table for December 31, 2019 and 2018 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2019
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Wilmington Trust Collective Investment Trust III	$275,735	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	953,814	—	Daily	—
Bell Rock Capital, Moderate Fund	687,595	—	Daily	—
Bell Rock Capital, Aggressive Fund	119,795	—	Daily	—
Bell Rock Capital, Balanced Fund	508,798	—	Daily	—
Bell Rock Capital, Capital Preservation Fund	939,094	—	Daily	—

	December 31, 2018
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Wilmington Trust Collective Investment Trust III	$269,780	$—	Daily	60 days
Bell Rock Capital, Conservative Fund	725,576	—	Daily	—
Bell Rock Capital, Moderate Fund	571,774	—	Daily	—
Bell Rock Capital, Aggressive Fund	91,709	—	Daily	—
Bell Rock Capital, Balanced Fund	386,801	—	Daily	—
Bell Rock Capital, Capital Preservation Fund	849,838	—	Daily	—

4.	Tax Status

The Internal Revenue Service (“IRS”) informed the Company by letter dated March 31, 2014, that the Plan is qualified under IRC Section 401(a).  The Plan has since been amended, however, the plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Notes to Financial Statements

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

5.	Party-in-Interest Transactions

At December 31, 2019 and 2018, approximately 4.1% and 4.7%, respectively, of the Plan’s assets were invested in Malvern Bancorp, Inc. common stock.

During 2019, purchases and sales of Malvern Bancorp, Inc. common stock were $0 and $9,781, respectively. There were no dividends earned on Malvern Bancorp, Inc. common stock in 2019. As of December 31, 2019 and 2018, the Plan owned 12,153 and 12,629 shares of Malvern Bancorp, Inc. common stock, respectively.

In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Additionally, certain employees and officers of the Company, who are also participants in the Plan, perform administrative services for the Plan at no cost.  Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6.	Risks and Uncertainties

The Plan provides participants various investment options whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

7.	Subsequent Events

In February 2020, the Company adopted certain provisions of the Setting Every Community Up for Retirement Enhancement (“SECURE Act”) related to required minimum distributions and the limitation of life-time or "stretch" distributions to remain compliant under the applicable laws and regulations. Participants should consult the Plan document for additional information.

The Coronavirus 2019 (“COVID-19”) pandemic emerged in China at the end of 2019 and could materially and adversely affect the Plan, its operations, and its performance. Government-imposed stay-at-home orders, social distancing, and various other orders and guidelines have caused market performance of the investments to decline. Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law which provides plan, plan sponsor, and participant relief.

The most significant items within these provisions provide for the waiving of required minimum distributions for the 2020 plan year and for participants with loans due in 2020 to have the ability to delay repayments for one year. Additionally, the CARES Act provisions approved by the Plan Sponsor provide for significant changes to new loans and distributions. Loan limits are increased to the lesser of $100,000 or 100% of participants’ vested account balances through September 27, 2020. For distributions, participants negatively impacted by COVID-19 can withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended.

The extent to which the COVID-19 pandemic may affect the results of the Plan's operations will depend on future developments, including the duration of the outbreak and the effectiveness of actions taken to contain and treat the disease.

Supplemental Schedule

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

(Line 4(i) of Schedule H to the 2019 Form 5500)

EIN: 23-0835060 – Plan Number: 004

December 31, 2019

(a)		(b)	(c)	(d)	(e)
		Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par or Maturity Date	Cost	Current Value
		Bell Rock Capital Aggressive Fund	Common Collective Trust Fund	*	$119,795
		Bell Rock Capital Balanced Fund	Common Collective Trust Fund	*	508,798
		Bell Rock Capital Preservation Fund	Common Collective Trust Fund	*	939,094
		Bell Rock Capital Conservative Fund	Common Collective Trust Fund	*	953,814
		Bell Rock Capital Moderate Fund	Common Collective Trust Fund	*	687,595
		DFA US Large Cap Value III	Mutual Fund Investments	*	176,785
		DFA Global Equity (DGEIX)	Mutual Fund Investments	*	60,463
		Invesco NASDAQ Internet	Exchange Traded Fund	*	38,107
		Invesco QQQ Trust	Exchange Traded Fund	*	143,258
		IShares 20+ Treasury Bond	Exchange Traded Fund	*	39,606
		IShares Barclays TIPS	Exchange Traded Fund	*	8,964
		IShares Morningstar MidCap Val	Exchange Traded Fund	*	68,660
		IShares Russell 2000 Grow ETF	Exchange Traded Fund	*	109,994
		IShares Russell MidCap Gr ETF	Exchange Traded Fund	*	303,262
		iShares S&P 500 Index ZETF	Exchange Traded Fund	*	499,890
		iShares Core S&P Small-Cap EFT	Exchange Traded Fund	*	77,873
		IShares US Aerospace & Def ETF	Exchange Traded Fund	*	89,620
		JPMorgan Core Plus Bond R6	Mutual Fund Investments	*	22,826
		Lord Abbett Bond Debenture I	Mutual Fund Investments	*	199,187
	**	Malvern Bancorp Inc.	Common Stock	*	280,613
		PIMCO Enhanced Short Maturity ETF	Exchange Traded Fund	*	52,829
		SPDR S&P 600 SmCap Value ETF	Exchange Traded Fund	*	9,878
		SPDR S&P Emerging Asia Pacific ETF	Exchange Traded Fund	*	18,829
		SPDR S&P Insurance ETF	Exchange Traded Fund	*	31,501
		SPDR S&P Regional Banking ETF	Exchange Traded Fund	*	10,365
		Vanguard Consumer Discretion ETF	Exchange Traded Fund	*	105,363
		Vanguard Energy Fund Adm	Exchange Traded Fund	*	2,415
		Vanguard FTSE Developed Mkts ETF	Exchange Traded Fund	*	39,961
		Vanguard Health Care Fund Adm	Exchange Traded Fund	*	110,951
		Vanguard Inter Term Corp Bond ETF	Exchange Traded Fund	*	9,052
		Vanguard Materials ETF	Exchange Traded Fund	*	29,454
		Vanguard REIT Index ETF	Exchange Traded Fund	*	40,745
		Vanguard Target Ret 2020 Inv	Mutual Fund Investments	*	115,347
		Vanguard Target Ret 2025 Inv	Mutual Fund Investments	*	140,133
		Vanguard Target Ret 2030 Inv	Mutual Fund Investments	*	140,856
		Vanguard Target Ret 2035 Inv	Mutual Fund Investments	*	20,775
		Vanguard Target Ret 2040 Inv	Mutual Fund Investments	*	6,981
		Vanguard Target Ret 2045 Inv	Mutual Fund Investments	*	13,035
		Vanguard Target Ret 2060 Inv	Mutual Fund Investments	*	6,775
		Vanguard Target Ret 2055 Inv	Mutual Fund Investments	*	161,479
		Vanguard Total Intl Bond ETF	Exchange Traded Fund	*	9,285
		Vanguard Target Ret 2050 Inv	Mutual Fund Investments	*	1,771
		Wilmington Trust Collective Investment Trust III	Common Collective Trust Fund	*	275,735
		WisdomTree Europe SmCap Div.	Exchange Traded Fund	*	568
		WisdomTree Intl SmCap Div.	Exchange Traded Fund	*	6,474
	**	Participant Loans	Interest rates 4.25% - 6.50%	*	104,534
					$6,793,295
	*	Cost is not required for participant directed investments
	**	Party-in-Interest

EXHIBIT INDEX

Exhibit	Description
Number
23.1	Consent of Baker Tilly Virchow Krause, LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Malvern Bank, National Association Employees’ Savings & Profit Sharing Plan and Trust

	By:	/s/ Joseph D. Gangemi
June 29, 2020		Executive Vice President and Chief Financial Officer
Malvern Bank, National Association